EXHIBIT 99.B(d)(93)

Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

Principal Global Investors, LLC

Dated as of July 15, 2008 as amended of March 30, 2009

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

International Equity Fund	x.xx%
World Equity Ex-US Fund	x.xx%
Screened World Equity Ex-US Fund	x.xx%

Agreed and Accepted:

SEI Investments Management Corporation	Principal Global Investors, LLC

By:	By:
/s/ Aaron C. Buser	/s/ Timothy M. Dunbar

Name:	Name:
Aaron C. Buser	Timothy M. Dunbar

Title:	Title:
Vice President	Executive Director, PGI Equities